Alcon, Inc.

Exhibit 99.1





















Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
VIGAMOX
CIPRODEX
STERILE OTIC SUSPENSION
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Rx Only
Alcon
2.5mL Sterile
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile













Alcon

Management Presentation by

Cary Rayment
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO



Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on October 20, 2005, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2005, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.



Third Quarter Financial Highlights

	Q3 05	Q3 04	Growth
Global Sales	$ 1,071.1	$ 958.1	11.8%
Net Earnings	$ 295.8	$ 194.3	52.2%
Diluted EPS	$ 0.95	$ 0.62	53.2%

(dollars in millions, except per share amounts)








Third Quarter YTD Financial Highlights

	YTD 05	YTD 04*	Growth
Global Sales	$ 3,313.6	$2,960.9	11.9%
Net Earnings	$ 870.3	$ 626.9	38.8%
Diluted EPS	$ 2.79	$ 2.02	38.1%

*2004 excludes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004. See reconciliation.

(dollars in millions, except per share amounts)



Pharmaceutical Business Update

- **Key brand development driving broad market share gains**

- **September launch of *Nevanac*™**

- **Successful defense of *Patanol*® share position**

- **Continued shift toward higher margin products**



Surgical Business Update

- **Launch of *AcrySof® ReSTOR®***

- **IOL market share gains**

- **Continued adoption of phaco procedure in emerging markets**

- **Shift toward higher margin products**



Consumer Business Update

- *Systane*® global market share gains

- Growth of *Opti-Free*® *Express*® in competitive market

- Preparing to launch *Opti-Free*® *Replenish*™

- Strong prescription growth from optometric channel



AcrySof® ReSTOR® Update

- **3,300 physicians trained**

- **2,000 physicians completed all requirements**

- **1,100 physicians implanting**

- **2005 global sales guidance of $45 - $55 million**

  

Q3 2005 Sales and Growth by Business Unit

	Sales	Reported Growth	Constant Currency
Global Sales	**$ 1,071.1**	**11.8%**	**10.5%**
United States	**$ 560.5**	**12.1%**	**12.1%**
International	**$ 510.6**	**11.4%**	**8.7%**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. See reconciliation in quarterly report on form 6-K.

(dollars in millions)



2005 YTD Sales and Growth by Business Unit

	Sales	Reported Growth	Constant Currency
Global Sales	**$ 3,313.6**	**11.9%**	**9.7%**
United States	**$ 1,676.6**	**9.3%**	**9.3%**
International	**$ 1,637.0**	**14.8%**	**10.2%**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. See reconciliation in quarterly report on form 6-K.

(dollars in millions)



Geographic Sales Breakdown

Sep 2005 YTD



- United States
- EURMEA
- Japan
- Rest of World

Sep 2004 YTD



- United States
- EURMEA
- Japan
- Rest of World



Sales by Market Development

Sep 2005 YTD Sales Growth Rate
30%
25%
20%
15%
10%
5%
0%
9.9%
8.3%
26.9%
20.2%
Developed
Emerging Markets
Reported
Constant Currency



Emerging markets contributed 14% of Sep YTD 2005 Sales

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years



Pharmaceutical Sales



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
+14.7%
+16.3%
$376.4
$437.8
$1,196.0
$1,372.4
Q3 2004
Q3 2005
YTD 2004
YTD 2005

(dollars in millions)

Surgical Sales



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
+11.3%
+10.4%
$438.5
$484.3
$1,341.5
$1,493.4
Q3 2004
Q3 2005
YTD 2004
YTD 2005

(dollars in millions)

Systane
OPTI-FREE
TRAVATAN
Patanol

Alcon

Consumer Sales



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
+5.8%
+4.1%
$143.2
$149.0
$423.4
$447.8
Q3 2004
Q3 2005
YTD 2004
YTD 2005

(dollars in millions)

Q3 2005 Income Statement Detail

	Q3 05	% of Sales	Q3 04	% of Sales
Gross Profit	$ 824.7	77.0%	$ 709.5	74.1%
SG & A	$ 331.1	30.9%	$ 310.1	32.4%
Research & Development	$ 103.6	9.7%	$ 101.8	10.6%
Operating Profit	$ 367.9	34.3%	$ 277.0	28.9%

(dollars in millions)



Q3 YTD 2005 Income Statement Detail

	YTD 05	% of Sales	YTD 04	% of Sales
Gross Profit	$2,490.9	75.2%	$2,148.3	72.6%
SG & A	$1,009.4	30.5%	$ 913.2	30.8%
Research & Development	$ 302.9	9.1%	$ 282.0	9.5%
Operating Profit	$1,114.5	33.6%	$ 901.3	30.4%

(dollars in millions)



18

Tax Rate Analysis

	Q3 YTD 2005	Full Year 2004
Reported effective tax rate	**22.7%**	**22.6%**
Non-GAAP adjustment	**--**	**5.1%**
***Adjusted effective tax rate**	**22.7%**	**27.7%**

Note: 2004 full year tax rate excludes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004.

(dollars in millions)



Non-GAAP Adjustments

	Q3 YTD 04 Net Earnings	Q3 YTD 04 Diluted EPS
Reported	$ 684.5	$ 2.20
Non-GAAP Adjustments	($57.6)	($0.18)
Adjusted Non-GAAP*	$ 626.9	$ 2.02

Note: Q3 YTD 2004 net earnings and diluted EPS excludes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004.



Balance Sheet Highlights

	9/30/05	12/31/04
Short and Long Term Borrowings	$ 964.8	$ 988.0
Cash and Cash Equivalents	$ 1,112.5	$ 1,093.4
Consolidated S/H Equity	$ 2,560.4	$ 2,187.9
A/R Change (From 12/31/04)	10.6%	N/A
Inventory Change (From 12/31/04)	(6.7%)	N/A

(dollars in millions)



Cash Flow Highlights

	YTD 2005	YTD 2004
Net Cash From Operations	$ 1073.1	$ 862.5
Net Cash From Investing	$ (529.0)	$ (217.5)
Free Cash Flow*	$ 544.1	$ 645.0

*Free cash flow is a non-GAAP term defined as net cash from operations less net cash from investing. Free cash flow is presented as a means for investors to evaluate cash flows.

(dollars in millions)



2005 Outlook

2005 Financial Guidance

- **Full Year Sales range from $4,350 to $4,400 million**

  – **Q4 2005 sales range of $1,036 million to $1,086**

  – **Global growth across major product lines**

  – **Share gains from recent product launches**

  – ***AcrySof® ReSTOR® sales***

  – **Expect negative currency impact in Q405**



2005 Financial Guidance

- **Full year EPS range from $3.58 to $3.60**

    – **Q4 2005 EPS range from $0.79 to $0.81**

    – **Higher gross margin from product mix and production efficiencies**

    – **Stable to slightly improving SG&A**

    – **Q4 2005 effective tax rate higher than Q4 2004**



Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing





